August 20, 2013

Rolaine S. Bancroft, Esq.
Senior Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Structured Finance
100 F Street, N.E.
Washington, DC 20549

Re:	The Royal Bank of Scotland plc
Form ABS-15G for the Reporting Period January 1, 2012 to December 31, 2012
Filed February 13, 2013
FILE NO. 025-00538

Dear Ms. Bancroft

We are counsel to The Royal Bank of Scotland plc (“RBS plc”) in connection with your letters, each dated June 28, 2013, to RBS Commercial Funding Inc. (the “RBS Comment Letter”) and to Wells Fargo Commercial Mortgage Securities, Inc. (the “Wells Fargo Comment Letter”, and together with the RBS Comment Letter, the “Comment Letters”), transmitting comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to, among other things, the above-captioned Form ABS-15G (the “Filing”).  We have reviewed the Comment Letters and the Filing, and we have discussed the comments contained in the Comment Letters with various representatives of RBS plc.

For your convenience, the Staff’s comment from each of the Comment Letters is repeated in italics below, followed by the response of RBS plc.

RBS Comment Letter

We note that the Forms ABS-15G filed by The Royal Bank of Scotland plc and Liberty Island Group I LLC, as securitizers of WFRBS Commercial Mortgage Trust 2012-C7, each include a footnote that they have

“attempted to gather” information required by Rule 15Ga-1 by conducting specified actions “…among other things…” and that each securitizer cannot be certain that they have obtained all applicable Reporting Information.  These statements do not clearly indicate whether all information required by Rule 15Ga-1 has been provided that can be acquired without unreasonable effort or expense.  Please (1) confirm that, for the time periods covered by the above-referenced Form ABS-15G, (i) each securitizer has provided the information that they do possess or can acquire without unreasonable effort or expense and (ii) if any securitizer has not provided such information, it has provided a statement that fully explains why any omitted information would require unreasonable effort or expense and (2) represent that all future Forms ABS-15G filed with the Commission will clearly indicate that each securitizer has provided all information required by Rule 15Ga-1 that can be acquired without unreasonable effort or expense.  Refer to Rule 15Ga-1(a)(2).

Wells Fargo Comment Letter

We note that the Forms ABS-15G filed by The Royal Bank of Scotland plc, as a securitizer of WFRBS Commercial Mortgage Trust 2011-C5, WFRBS Commercial Mortgage Trust 2012-C6 and WFRBS Commercial Mortgage Trust 2012-C8 and Liberty Island Group I LLC, as a securitizer of WFRBS Commercial Mortgage Trust 2012-C6 and WFRBS Commercial Mortgage Trust 2012-C8, each include a footnote that they have "attempted to gather" information required by Rule 15Ga-l by conducting specified actions “…among other things…” and that each securitizer cannot be certain that they have obtained all applicable Reporting Information. These statements do not clearly indicate whether all information required by Rule 15Ga-1 has been provided that can be acquired without unreasonable effort or expense. Please (1) confirm that, for the time periods covered by the above-referenced Form ABS-15G, (i) each securitizer has provided the information that they do possess or can acquire without unreasonable effort or expense and (ii) if any securitizer has not provided such information, it has provided a statement that fully explains why any omitted information would require unreasonable effort or expense and (2) represent that all future Forms ABS-15G filed with the Commission will clearly indicate that each securitizer has provided all information required by Rule 15Ga-1 that can be acquired without unreasonable effort or expense. Refer to Rule 15Ga-1 (a)(2).

RBS plc confirms that, with respect to the above referenced Form ABS-15G, which covers the 2012 calendar year, (i) RBS plc has provided the information that it does possess or can acquire without unreasonable effort or expense and (ii) there is no information that was omitted or that was not acquired due to such acquisition requiring unreasonable effort or expense on behalf of RBS plc. RBS plc represents that all future Forms ABS-15G filed with the Commission by it will clearly indicate that RBS plc has provided all information required by Rule 15Ga-l that can be acquired without unreasonable effort or expense, including if appropriate, with a footnote substantively consistent with the footnote included on the Form ABS-15G filed with the Commission by RBS Commercial Funding Inc. on February 13, 2013.

Please contact me with any questions you have regarding the foregoing.

Very truly yours,

/s/ Patrick T. Quinn

Patrick T. Quinn

cc:	Douglas Tiesi Joseph Thomas, Esq.